Exhibit 99.1

REGULATED INFORMATION
INSIDE INFORMATION

Nyxoah Announces Pricing of Offering

Mont-Saint-Guibert, Belgium – May 23, 2024, 3:50 pm CET / 9:50 am ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), announced today the pricing of an underwritten public offering in the United States, which includes shares sold in a private offering to certain qualified or institutional investors outside the United States, including within the European Union, of 5,374,755 of its ordinary shares at an offering price of $9.25 (EUR 8.54) per share, before underwriting discounts and commissions. All of the ordinary shares are being offered by Nyxoah and there are no selling stockholders participating in the offering. In addition, Nyxoah has granted the underwriters a 30-day option to purchase up to an additional 806,213 ordinary shares at the offering price, before underwriting discounts and commissions. The gross proceeds from the offering, before deducting underwriting discounts and commissions and other offering expenses payable by Nyxoah, are expected to be approximately $50 million (EUR 46.2 million), excluding any exercise of the underwriters’ option to purchase additional shares. The offering is expected to close May 28, 2024, subject to the satisfaction of customary closing conditions.

Nyxoah intends to use the net proceeds from the proposed offering (i) for pre-commercialization and commercialization activities in the United States; (ii) to continue gathering clinical data and to support physician initiated clinical research projects related to OSA patient treatments; (iii) to further finance research and development activities related to the next generation of the Genio system and to continue to build a pipeline of new technologies and explore potential collaboration opportunities in the field of monitoring and diagnostics for OSA; and (iv) for other general corporate purposes, including, but not limited to, working capital, capital expenditures, investments, acquisitions, should the Company choose to pursue any, and collaborations.

Cantor Fitzgerald & Co. is acting as the sole book-running manager for the offering. Degroof Petercam is acting as a co-manager.

The public offering in the United States is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-268955) that was filed by Nyxoah with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on January 6, 2023. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering, when available, may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the final prospectus supplement and the accompanying prospectus relating to the offering, when available, may be obtained by contacting: Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022; email: prospectus@cantor.com.

REGULATED INFORMATION
INSIDE INFORMATION

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Additional information

The following information is provided pursuant to Article 7:97 of the Belgian Companies and Associations Code. Prior to the launch of the offering, Robert Taub, who is the chairman of the board of directors, had expressed an interest to participate in the offering and purchase (either directly or indirectly through entities controlled/managed by him or otherwise) offered shares, it being understood that the number of offered shares allocated to Robert Taub (if any) and the applicable price would depend on the outcome of the offering process.

As Robert Taub qualifies as a related party of the Company, the board of directors applied the related parties procedure of Article 7:97 of the Belgian Companies and Associations Code in connection with the potential participation of Robert Taub (either directly or indirectly through entities controlled/managed by him or otherwise) to the offering. Within the context of the aforementioned procedure, prior to resolving on the offering, a committee of three independent directors of the Company (the “Committee”) issued an advice to the board of directors in which the Committee assessed the participation of Robert Taub in the offering. In its advice to the board of directors, the Committee concluded the following: “Based on the information provided, the Committee considers that the proposed transaction is in line with the strategy pursued by the Company, will be done on market terms, and is unlikely to lead to disadvantages for the Company and its shareholders (in terms of dilution) that are not sufficiently compensated by the advantages that the transaction offers the Company”.

REGULATED INFORMATION
INSIDE INFORMATION

When approving the offering, the Company’s board of directors did not deviate from the Committee's advice. The Company’s statutory auditor's assessment of the Committee's advice and the minutes of the meeting of the Company’s board of directors, is as follows: “Based on our limited review performed in accordance with ISRE 2410 " Review of interim financial information performed by the independent auditor of the entity" and the applicable standards of the "Institut des Réviseurs d'Entreprises/Instituut der Bedrijfsrevisoren", nothing has come to our attention that causes us to believe that the financial and accounting data contained in the minutes of the board of directors’ meeting of May 22, 2024 and in the advice of the committee of independent directors in accordance with article 7:97 of the Companies and Associations Code would contain material inconsistencies with the information available to us in the course of our engagement. However, we do not express an opinion on the value of the transaction or on the appropriateness of the decision of the board of directors”.

Important Information

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in Belgium. Belgian investors, other than qualified investors within the meaning of the Belgian Act of 11 July 2018 on the public offering of securities and the admission of securities to be traded on a regulated market, will not be eligible to participate in the offering (whether in Belgium or elsewhere). The transaction to which this press release relates will only be available to, and will be engaged in only with, in member states of the European Economic Area, (i) any person who is a "qualified investor" as defined in Regulation (EU) 2017/1129 (the “EU Prospectus Regulation”), or (ii) fewer than 150 natural or legal persons, per each member state of the European Economic Area, other than “qualified investors” (as defined in the EU Prospectus Regulation) who acquire ordinary shares for a total consideration of at least €100,000 per investor.

In the United Kingdom, the transaction to which this press release relates will only be available to, and will only be engaged in with, persons who are “qualified investors” (as defined in the UK Prospectus Regulation being the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.) who also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), and/or (ii) are “high net worth companies” (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2) (a) to (d) of the Order (any such person being referred to as a “Relevant Person”). Any person who is not a Relevant Person should not take any action on the basis of this announcement and should not act or rely on it.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

REGULATED INFORMATION
INSIDE INFORMATION

Forward-Looking Statements

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements that are not statements of historical facts are, or may be deemed to be, forward-looking statements. Such forward-looking statements may be identified by words such as “expects,” “potential,” “could,” or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include express or implied statements relating to, among other things, Nyxoah’s current expectations regarding the Genio® system; planned and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the utility of clinical data in potentially obtaining FDA approval of the Genio® system; the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies; and statements relating to the offering, including the expected closing, the anticipated proceeds from the offering and the use thereof. These statements are neither promises nor guarantees and are subject to a variety of risks and uncertainties, many of which are beyond Nyxoah’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, these risks and uncertainties include, without limitation, risks relating to market conditions and the Company’s inability, or the inability of the underwriters, to satisfy the conditions for the closing of the offering. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. Other risks and uncertainties faced by Nyxoah include those identified under the heading "Risk Factors" in Nyxoah’s most recent Annual Report on Form 20-F filed with the SEC, as well as subsequent filings and reports filed with the SEC. The forward-looking statements contained in this press release reflect Nyxoah’s views as of the date hereof, and Nyxoah does not assume and specifically disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact:

Nyxoah

David DeMartino, Chief Strategy Officer

IR@nyxoah.com